SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 10, 2005

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 10, 2005 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND 2004

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND 2004

INDEX

Limited Review Report

Balance Sheets

Statements of Operations

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, C, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have reviewed the accompanying balance sheets of MetroGAS S.A. as of March 31, 2005 and 2004, and of the related statements of operations, changes in shareholders' equity and cash flows for the three-month periods then ended and the complementary notes 1. to 15. and exhibits A, C, E, F, G and H. These interim financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Federación Argentina de Consejos Profesionales en Ciencias Económicas. A review of interim financial information consists principally of applying analytical procedures and making inquires of personnel responsible for financial and accounting matters. It is substantially less in scope that an audit conducted in accordance with generally accepted auditing standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  The Company has prepared the accompanying interim financial statements following the valuation and disclosure criteria adopted by the Comisión Nacional de Valores (Argentine National Securities Commission) which, as explained in Note 3., differ from accounting standards in effect in the Autonomous City of Buenos Aires in the following significant aspects: (i) the recognition of inflation accounting as of September 30, 2003, and (ii) the valuation of deferred tax assets and liabilities. The effect of the departure, on the accompanying interim financial statements, mentioned in point ii) has been included in Note 3.5.f), while the effects described in point i) have not been quantified by the Company.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the interim financial statements, mainly the alteration of the fundamental parameters of the License, have affected the Company's economic and financial equation, generating uncertainty as to the future development of its business and the Company's ability to comply with the financial obligations assumed. Management is renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances.

  As explained in Note 9. to the interim financial statements, the effects of the devaluation of the Argentine peso on the Company's foreign currency financial debt as well as the circumstances mentioned in point 4. have resulted in the Company failing to pay principal and interest corresponding to financial obligations since March 25, 2002. Based on the contractual terms, as at March 31, 2005 the financial liabilities were overdue and claimable. MetroGAS's management is analyzing with its financial advisors a comprehensive restructuring plan. At the date of these interim financial statements, the final outcome of this process cannot be determined.

  The Company has prepared its projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of the renegotiation processes mentioned in points 4. and 5. Due to their uncertain outcome, we are not in a position to determine whether the premises used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  The accompanying interim financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in points 4., 5. and 6., raise substantial doubt about the Company's ability to continue as a going concern. The accompanying interim financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

  Based on the work done, and on our examination of the financial statements of the Company for the years ended on December 31, 2004 and 2003, on which we issued our report dated March 4, 2005 containing qualifications due to circumstances similar to those mentioned in points 3. to 7. above, we report that:

  the interim financial statements of MetroGAS S.A. as of March 31, 2005 and 2004, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances of which we became aware and that we have no observations to make concerning them, except for those mentioned in points 3. to 7.;

  the comparative information at December 31, 2004 arise from the audited financial statements of MetroGAS S.A. at that date.

  The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina

May 10, 2005

PRICE WATERHOUSE & CO. S.R.L. By (Partner)
Miguel A. Urus

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND 2004

Fiscal years No. 14 and 13 commenced January 1, 2005 and 2004

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company: Until December 1, 2091

By-laws amendments:

Approved by Shareholders' Ordinary and Extraordinary Meeting held on December 28, 1992

Approved by Shareholders' Extraordinary Meeting held on February 3, 1993

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 18, 1994

Approved by Shareholders' Extraordinary Meeting held on June 29, 1994

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 19, 1995

Approved by Shareholders' Extraordinary Meeting held on February 7, 1996

Approved by Shareholders' Extraordinary General Meeting held on March 12, 1997

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 29, 2003

Approved by Shareholders' Ordinary and Extraordinary held on December 10, 2003

Parent company: Gas Argentino S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in capital stock as of March 31, 2005

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class A	290,277
Class B	221,977
Class C	56,917

Capital Stock as of March 31, 2005	569,171

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND 2004

Changes in Capital Stock
Subscribed, registered and paid-in
Thousands of Ps.
Capital as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A	12
Capital increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A	388,212
Capital increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A	124,306
Capitalization of the adjustment to capital stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A	56,641
Capital Stock as of March 31, 2005	569,171

METROGAS S.A.

	March 31,	
	2005	2004
	Thousands of Ps., except for per share information	
Sales (Note 4 j))	186,048	147,128
Operating cost (Exhibit F)	(152,525)	(125,921)
Gross profit	33,523	21,207
Administrative expenses (Exhibit H)	(12,131)	(12,369)
Selling expenses (Exhibit H)	(13,530)	(13,236)
Operating income (loss)	7,862	(4,398)
Financing and holding results generated by assets		
Holding results	(141)	948
Interest income	2,147	1,879
Exchange loss	(7,208)	(4,982)
Financing and holding results generated by liabilities		
Holding results	(2,494)	(540)
Interest on comercial operations	(91)	(26)
Interest on financial operations	(28,058)	(26,388)
Exchange gain	56,169	42,794
Others	(207)	(167)
Other income (expenses) net	1,442	56
Income before taxes	29,421	9,176
Income tax (Note 3.5.i))	-	(7,308)
Net gain for the period	**29,421**	**1,868**
Basic gain per share (Note 3.6.)	**0.05**	**0.00**
Diluted gain per share (Note 3.6.)	**0.05**	**0.00**

Notes 1 to 15 and Exhibits A, C, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

MAIN ACCOUNTS	SHAREHOLDERS´ CONTRIBUTIONS			LEGAL RESERVE	UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)	TOTAL SHAREHOLDERS´ EQUITY
	CAPITAL STOCK SHARES OUTSTANDING	ADJUSTMENT TO CAPITAL STOCK	TOTAL			
	Thousands of Ps.					
Balance as of December 31, 2004	569,171	684,769	1,253,940	45,376	(646,575)	652,741
Net gain for the period	-	-	-	-	29,421	29,421
Balance as of March 31, 2005	569,171	684,769	1,253,940	45,376	(617,154)	682,162
Balance as of December 31, 2003	569,171	684,769	1,253,940	45,376	(523,598)	775,718
Net gain for the period	-	-	-	-	1,868	1,868
Balance as of March 31, 2004	569,171	684,769	1,253,940	45,376	(521,730)	777,586

Notes 1 to 15 and Exhibits A, C, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

	March 31,	
	2005	2004
	Thousands of Ps.	
Cash from operating activities		
Net gain for the period	29,421	1,868
Interest expense accrued during the period	28,058	26,388
Income tax accrued during the period	-	7,308
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation of fixed assets	19,212	19,313
Net book value of fixed assets retired	490	271
Allowance for doubtful accounts	358	1,428
Allowance for inventory obsolescence	374	99
Contingencies reserve	70	-
Materials consumed	371	348
Financial, holding and exposure to inflation results (not entailing cash inflows or outflows)	2,494	540
Exchange loss	(56,169)	(42,794)
Changes in assets and liabilities		
Trade receivables	6,016	(3,980)
Other receivables	(3,881)	(4,391)
Inventories	(306)	(488)
Accounts payable	14,196	15,268
Payroll and social security payable	(2,059)	(1,472)
Taxes payable	(1,705)	(616)
Other liabilities	441	765
Interest payable and other	(2,692)	(2,442)
Contingencies reserve	-	(465)
Net cash provided by operating activities	34,689	16,948
Cash used in investing activities		
Increase in fixed assets	(7,300)	(4,606)
Net cash used in investing activities	(7,300)	(4,606)
Increase in cash and cash equivalents	27,389	12,342
Cash and cash equivalents at the beginning of the year	369,140	239,623
Cash and cash equivalents at the end of the period	396,529	251,965

Notes 1 to 15 and Exhibits A, C, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale
Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE PERIODS ENDED

MARCH 31, 2005, DECEMBER 31, 2004 AND MARCH 31, 2004

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions (the "License").

As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL CONDITION

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these financial statements and their effect on the economic and financial position of the Company.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of Ps. 1 per US$ 1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of March 31, 2005, the financial debt (capital original) of MetroGAS, to be valued as described above, amounted to Ps. 69,817 thousand.

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be converted into pesos on a Ps. 1 = US$ 1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee").

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the EM to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the City of Buenos Aires and certain consumer organizations.

Through Executive Orders No. 2,437/02 and No. 146/03 the National Executive Power provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the City of Buenos Aires, the National Ombudsman and the Consumer Associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested the EM, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

Before the assumption of the actual president, Néstor Kirchner, MetroGAS sent a note with a summary of the Company's participation in the different stages of the renegotiation process until that date.

The actual administration that took office on May 25, 2003 signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis (the "Unit") was set up within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

This Unit is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework. The Unit is headed by an Executive Secretary, appointing Mr. Gustavo Simeonoff through joint resolution No. 118 and 25 of both Ministries, having previously been coordinator of the Renegotiation Committee, created by Decree No. 293/02.

On October 1, 2003, the Government passed Law 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended for a year until December 31, 2005, through Law 25,972 issued in the Official Bulletin on December 17, 2004.

The Unit summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyse different issues related to the license renegotiation. On November 28, 2003 the Unit sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the Unit proposing to include in the agenda issues that the Company considers relevant.

As of the mentioned date the Unit sent a project of Letter of Understanding to all gas distributor where basic information was referred to non attached exhibits. The Company, according to response sent on January 27, 2005, understands that since being an incomplete document not arisen from negotiations maintained between the parties, MetroGAS does not have the necessary means to evaluate the project properly.

On February 3, 2005, UNIREN sent a new note, expressing its disagreement towards the line of argument and conclusions stated by MetroGAS in the note dated January 27, 2005.

MetroGAS' replied to the UNIREN's last note received on February 18, 2005, expressing that during the course of the process started by the government, the Company complied with the submittance of all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future. In addition it was stated that in spite of the delay in the regularisation of the License Contract, the service is rendered in a normal, regular, continuous and efficiency way, keeping the quality level of the presentations, although the inexistance of actions or measures by the government contributing to minimising the higher cost of the system's operation, maintenance and development.

In March 2005, through Joint Resolution EM No. 123/05 and MPFIPS No. 237/05, the Government convened a public hearing in order to consider the terms and conditions of possible contract adjustments already dealt by UNIREN and the companies during the process developed within the framework of the Law of Public Emergency and other complementary norms.

The public hearing took place on April 22, 2005. As of the date of the issuance of these financial statements, MetroGAS continues with the license renegotiation process.

New Regulations

In mid-February 2004 the Executive Power issued two Executive Orders which provisions could influence the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works, creating two categories (firm sale and interruptible sale) for Compress Natural Gas customer, as well as an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Programme for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured most of its gas purchase contracts (Note 14), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Programme for the Rational Use of Energy ("PURE"), suspended from September to April of each year, becoming reestablished since April 15, 2005 through Resolution No. 624/05 of the Energy Secretariat , v) creation and constitution of a Trust System through a Trust Fund and vi) approval of a useful cut-off mechanism to ensure supply to uninterruptible customers and vii) creation of a Gas Electronic Market to supply natural gas under spot conditions and secondary transportation and distribution markets, ruled by Buenos Aires Stock Exchange.

In regard of this last point MetroGAS Board of Directors decided to create a stock company with 95% of MetroGAS participation on the share capital and whose corporate object will be to buy and sell natural gas and/or transportation, either for the company's own account, for third parties or associated with third parties.

On August 24, 2004 the Argentine Government sent a bill about the regulatory framework of public services to the Congres. If it is passed, its provisions will be applied both to current public service companies and to licenses granted in the future.

At the date of these financial statements the Company is analyzing the abovementioned provisions and it is not possible to determine the final implications in its operation and results.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of the effective date of the Emergency Law, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, the Emergency Law provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1. Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit the Company to serve its customer. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, which suspension would become a final waiver on December 31, 2006.

Deferral of the exchange losses deduction for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of Ps. 1.4 per US$ 1 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the financial statements as of March 31, 2005 as stated in Note 3.5.i).

Impact on the Company's financial and economic position

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatisation process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of its principal and interest payments on all of its financial debt (see Note 9).

The circumstances above described, have been considered by MetroGAS' management in performing the significant accounting estimates included in these financial statements including those related to the recoverable value of non-current assets. The Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

  To continue the process in connection with the renegotiation of the License;

  To continue the action plan in order to modify contracts in light of the current situation;

  To continue with the plan for reducing investments and expenses without thereby affecting the Company's obligation and ability to provide normal and reliable service to its customers;

  To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;

  To secure any necessary tax advice in order to make the best possible use of tax loss carryforwards arising out of the impact of the emergency on the Company's results; and

  To continue with the plan to restructure all of the Company's financial indebtedness (see Note 9).

The impact of the measures adopted by the Government on the Company's financial statements as of March 31, 2005 has been calculated on the basis of projections and estimates made by MetroGAS' management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's financial statements may not reflect all adjustments that could result from these adverse conditions. It is not possible to predict the evolution of the Argentine economy, the outcome of the renegotiation of the License or of contracts (including debt obligations) denominated in US dollars or other foreign currencies or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these financial statements should take account of the foregoing and the financial statements should be read in light of such uncertainties.

NOTE 3 - BASES OF PRESENTATION OF THE FINANCIAL STATMENTS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved with certain amendments by the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") in accordance with the resolutions of the National Securities Commission ("CNV").

The CPCECABA approved Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its Resolution M.D. No. 5/03. This Technical Pronouncement and the modifications incorporated became effective for financial years beginning on April 1, 2003.

The CNV has adopted this Technical Pronouncement through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

The financial statements for the three-month periods ended March 31, 2005 and 2004 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the three-month periods ended March 31, 2005 and 2004 do not necessarily reflect the proportion of the Company's results for the full years.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies. Actual results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003.

The rate used for restatement of items was the internal wholesale price index ("IPIM") published by the National Institute of Statistics and Census.

3.4. Comparative information

In accordance with professional accounting standards, the Company shows the information included in the balance sheet at March 31, 2005 in comparative format with that at December 31, and March 31, 2004, since it is engaged in seasonal activities.

Certain amounts in the financial statements for the three-month periods ended on March 31, 2004 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

At March 31, 2004, Debt Settlement Bonds of the Province of Buenos Aires ("BOCANOBA") were valued at nominal value multiplied by $ 1.4 (see Note 5) as they are denominated in US$ and used for settlement of tax liabilities accepted at that value.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE Resolution 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

The balance for this item included in trade receivables corresponds to bonuses for consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Other receivables not payable in cash (recorded under "take-or-pay receivable") were valued at the replacement cost of the goods or services receivable at the end of the period.

Sundry non-current tax credits were valued based on the best estimate of the sum receivable, discounted applying the interest rate on savings accounts published by Banco de la Nación Argentina in force at the end of the period, except for deferred tax assets that have not been discounted.

In accordance with CNV regulations and as indicated above, deferred tax assets have not been discounted. This criterion is not in accordance with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect of this deviation is a decrease in deferred tax assets amounting to $ 1.7 million. The discounted value was calculated at the rate of interest applicable to savings accounts, published by Banco de la Nación Argentina, in accordance with Management estimates, to reflect the best estimate within the estimated term of recovery of the credits.

g) Inventories

Warehouse materials were valued at their period-end replacement cost.

The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003.

The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 9 the amount of interest capitalized during the three-month periods ended March 31, 2005 and 2004 amounted to $ 240 thousand and $ 267 thousand, respectively, and to $ 883 for the year ended December 31, 2004.

During the three-month periods ended March 31, 2005 and 2004, the Company capitalized $ 551 thousand and $ 556 thousand, respectively, and $ 2,142 thousand for the year ended December 31, 2004, corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3.

Aggregate value of these assets is less than recoverable value at the end of the period.

i) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements. Deferred tax assets are mainly generated by tax loss carryforwards. Deferred tax liabilities are mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carryforwards, considering the legal regulations in force at the date of issuance of these financial statements.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carryforwards	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2004	299,475	12,734	21,397	18,741	(196,212)	156,135
Charges to statement of operations	(6,222)	(131)	(10,699)	1,076	16,070	94
Balances as of March 31, 2005	293,253	12,603	10,698	19,817	(180,142)	156,229

Deferred liabilities

	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2004	(9,507)	(4,437)	(13,944)
Charges to statement of operations	231	(325)	(94)
Balances as of March 31, 2005	(9,276)	(4,762)	(14,038)

Deferred assets generated by the tax loss carryforward recorded by the Company at March 31, 2005 amount to approximately $ 293,253 thousand at the end of the period and $ 299,475 thousand at the beginning of period. That tax loss carryforward can be offset against profits for future years, $ 262,613 thousand expiring in 2007 and $ 30,640 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carryforward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to $ 180,142 thousand and $ 196,212 thousand at the end and beginning of period, respectively.

Net deferred assets at the beginning and end of the period derived from the information included in the preceding tables amount to $ 142,191.

Below is a reconciliation between income tax expensed and the amount resulting from application of the corresponding tax rate to the accounting profit before tax:

	March 31,
	2005	2004
	Thousand of Ps.
Income tax (benefit) expense calculated using the statutory rate over pre-tax (loss) income	10,297	3,212
Permanent Differences
Restatement into constant currency	3,841	4,089
Non deductible expenses and non- computable income	1,932	7
Valuation allowance on deferred income tax assets	(16,070)	-
Total income tax	-	7,308

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables.

k) Severance pay

Severance pay is expensed when paid.

l) Balances with related parties

Balances with related parties mainly generated by operations and sundry services were valued based on conditions agreed between the parties.

m) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account. Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, Management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

n) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3.

The "Capital stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Capital stock adjustment account" making up the shareholders' equity.

o) Recognition of income

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period. Volumes delivered were determined based on gas volumes purchased and other data.

p) Income statement accounts

Income statement accounts are shown at nominal value.

3.6. Basic and diluted earnings per share

Basic and diluted earnings per share are calculated based on weighted average shares at March 31, 2005 and 2004, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company exclusively operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

March 31, 2005	December 31, 2004	March 31, 2004
	Thousands of Ps.		
Assets			
Current assets			
a) Cash and deposits in banks			
Cash	346	272	83
Banks	394,681	367,260	250,150
Collections to be deposited	1,461	1,567	1,691
	396,488	369,099	251,924
b) Investments (Exhibit C)			
Government Securities	39	40	40
Saving account deposits	2	1	1
	41	41	41
c) Trade receivables, net			
Trade accounts receivable	141,201	144,946	120,417
Unbilled revenues	15,404	18,410	17,682
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	3,500	4,057	3,908
Tax on banking transactions to be recovered	4,081	4,687	3,616
PURE. Resolution No. 415/04	(1,951)	(3,849)	-
Allowance for doubtful accounts (Exhibit E)	(74,310)	(73,952)	(67,509)
	87,925	94,299	78,114
d) Other receivables			
Affiliated companies (Note 6)	7	17	31
Other advances	7,180	7,777	3,209
Take-or-pay to be recovered	-	-	59
Other receivables	1,601	764	802
Insurance and other prepaid expenses	2,156	1,840	4,949
	10,944	10,398	9,050
e) Inventories, net			
Warehouse materials	3,336	3,401	3,151
Allowance for inventory obsolescence (Exhibit E)	(914)	(846)	(593)
	2,422	2,555	2,558
Non-current assets			
f) Trade receivables			
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	-	-	1,931
	-	-	1,931
g) Other receivables			
Deferred income tax assets (Note 3.5 i))	142,191	142,191	134,883
Receivables for dividends distributed in advance	-	-	2,370
Affiliated companies (Note 6)	814	757	6,133
Receivables for minimum national income tax	33,038	30,398	19,270
Deferred financing costs.	13,475	12,841	8,672
Sundry	264	260	408
	189,782	186,447	171,736

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

.

As of March 31, 2005, December 31, 2004 and March 31, 2004 investments corresponded to "BODEN" bearing interest at an annual rate of 1.06%. Additionally as of March 31, 2004 investments were composed of "BOCANOBA" which accrue interest at a semiannual rate of 6% and were recorded at their nominal value times $ 1.40 and they are used to settle tax liabilities. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (see Notes 2 and 14).

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino and their affiliates. As of March 31, 2005, the Shareholders of Gas Argentino are British Gas International B.V. (a wholly owned subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%).

These financial statements include the revenues and expenses derived from the following transactions with related companies:

  Direct and indirect gas supply and sales contracts with YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).

  Salaries, expenses and other costs associated with the placement of BG Group managers, under the terms of a Personnel Supply Agreement

  Fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A

Significant transactions with related companies are as follows:

The outstanding balances as of March 31, 2005, December 31, 2004 and March 31, 2004 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (See Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of capital stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (see Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

8.2. "K" Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six-months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through June 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter.

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the current scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these financial statements is pending.

8.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of noninterruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to, encumber assets to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the breakdown of the Company's Financial Debt as of March 31, 2005 and 2004, indicating the average interest rates and maturity date for each item:
	March 31,
	2005		2004
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Overdrafts with foreign financial institutions	7.94%-11.26%	02/19/200206/14/2002	7.94%-11.26%	02/19/2002 06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the three-month periods ended March 31, 2005 and 2004 are as follows:
	March 31,
	2005	2004
	Thousands of Ps.
- Nominal financial cost	28,298	26,655
- Net financial results of other debts	91	26
Total interest	28,389	26,681
- Capitalized interest (Note 3.5.h))	(240)	(267)
Total interest charged to the results of operations	28,149	26,414

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

On August 12, 2002, MetroGAS made an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

As of September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Negotiable Obligations Program an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement. The last deadline expires on May 18, 2005.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent, and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

NOTE 10 - CAPITAL STOCK

As of March 31, 2005, the Company's capital stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total capital stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's capital stock, 20% of the Company's capital stock was distributed in an initial public offering as specified below and 10% of the Company's capital stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (see Note 13).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's capital stock it held, represented by 102,506,059 Class B Shares. At the date of these financial statements this capital stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class B Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's capital stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to capital stock.

The Company's by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (see Note 13).

Additionally, the Company is prohibited by the terms of its Series C Notes (see Note 9) from paying dividends during the continuation of an event of default there under.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class A shares (representing 51% of capital stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' capital stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the capital stock represented by Class C shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class C Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year (see Note 11).

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class B shares. The decision to convert Class C Shares to Class B Shares must be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén y Santa Cruz.

As a result of the ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, issued on April 22, 2004 by Resolution No. 208/04 effective until 31 December, 2006, the Company has renegotiated most of the gas purchase contracts in order to adapt contract conditions (Note 2) to the new regulations. Based on this renegotiation, the gas supply contracted is the following:

Volumes - Daily averages for the years
	2005	2006	2007	2008	2009	2010

MMCM/d (1)	15.9	15.9	5.8	1.5	1.0	0.9
MMCF/d (2)	561.9	561.9	206.5	53.0	36.3	33.1

According to the long-term contract provisions, the minimum natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Volumes - Daily averages for the years
	2005	2006	2007	2008	2009	2010

MMCM/d (1)	12.1	12.1	4.7	1.3	0.9	0.8
MMCF/d (2)	428.1	428.1	167.7	47.7	32.7	29.8
Amount committed/year (3)	304.3	329.3	87.5	32.7	22.6	20.4

(1) Million cubic meters per day

(2) Million cubic feet per day

(3) Million pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken at March 31, 2005.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas de Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 23.4 MMCM per day, considering the transportation capacity contracted as of March 31, 2005.

The Company is obligated to pay approximately Ps. 387.3 millon for the entire period between 2005 and 2006; Ps. 378.0 millon for the entire period between 2007 and 2008 and Ps. 1,049.0 millon for the entire period between 2009 and 2020, for firm transportation capacity under such contracts.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions (see Note 2) applicable to utility services, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

TGS awarded to MetroGAS a firm transportation capacity of 159,459 m3/day from the reception area at Tierra del Fuego up to the delivery area at Greater Buenos Aires, under priority 3; that is, to supply its Firm FD, SGG, SGP and NGV customers. This award shall be valid from June 1, 2005 to June 1, 2020, subject to the completion of the extension works by TGS.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Térmica Costanera. Particulary for Central Dock Sud, contract modifications stipulate that the fine to be paid for 2004, 2005 and 2006 cannot surpass 100% of the invoicing amount. MetroGAS will annually pay up to 30% of the invoicing amount and the remaining will be compensated in additional service days split in three equal parts during the following years; if this is not possible a fine will be paid.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of British Gas holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (see Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER (Fixed Management Fee) or, 7% of Company Net Profits (Fee on Profits) provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the Fee on Profits may be higher than Ps. 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to the Fixed Management Fee of Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with affiliated companies related to this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of March 31, 2005, December 31, 2004 and March 31, 2004 the financial statements of the Company include a current receivable of Ps. 3,500 thousand, Ps. 4,057 thousand and Ps. 3,908 thousand respectively and a non-current receivable of Ps. 1,931 thousand as of March 31, 2004. Interest accrued at March 31, 2005 and 2004 amounts to Ps. 90 thousand and Ps. 161 thousand, respectively and have been recognized as financial and holding results from assets in the statements of operations for these periods.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2. Stamp Tax

On April 4, 2001, the tax authorities of the province of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the province of Neuquén asserted that MetroGAS is liable for stamp tax of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the province of Neuquén informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to tacit acceptance contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Neuquén not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of Ps. 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against the province of Rio Negro with the CSJN and obtained an injunction. Consequently, the province of Rio Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the province continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of provincial Decree No. 786/98. Furthermore, Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an interim assessment.

MetroGAS has filed defence with the Province of Neuquén and on November 19, 2003 it brought an injunction within the framework of the declaratory judgement action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "Y.P.F. S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compañía Argentina de Petróleo S.A. against the province of Neuquén on request of unconstitutionality". The recent rulings of CSJN, summarised above, would probably be applicable actions brought by MetroGAS.

In the case heard at the Supreme Court of Neuquén "MetroGAS against Provincia del Neuquén about request for declaratory judgment" notice has been served to MetroGAS by the representative of Neuquén Province to declare the case abstract and set court costs in the order established. The request is based on Executive Order No. 1133/04 of June 7, 2004, which annulled the determination adopted by the provincial tax authority to demand stamp tax on "assigned contracts". It is clear that this change of criteria and the final administrative act are motivated by the abovementioned recent decisions of the Supreme Court of Neuquén. MetroGAS answered the petition requesting that the Province of Neuquén pay all court costs.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable.

15.3. Income Tax - bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the City of Buenos Aires. Notice was served on MetroGAS on September 11, 2003. As of March 31, 2005, the residual accounting value of the attached fixed assets amounted to Ps. 45.9 millon.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives is to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

According to the abovementioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse.

15.4. Revision and inspection of works in public spaces levy, and occupancy of public space levy and study

15.4.1 Revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCABA sent MetroGAS a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for Ps. 5.2 million corresponding to fiscal year 2000.

In addition, on December 2, 2002 the GCABA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of Ps. 7.6 million relating to the years 2000 and 2001. Subsequently the GCABA claimed unpaid amounts in connection with the study, revision and inspection of works in public spaces levy and the agreement entered into in 1997 for a total amount of Ps. 1.0 million. MetroGAS filed an administrative appeal against both claims.

On July 11, 2003, the GCABA claimed the payment of the study, revision and inspection of works in public spaces levy for an amount of Ps. 0.1 million corresponding to May 2003. MetroGAS filed an administrative appeal against this claim. Furthermore, MetroGAS received new claims for the study, revision and inspection of work in public spaces levy for an amount of Ps. 0.3 million approximately, corresponding to July, August, September and October 2003, which were challenged at an administrative instance.

MetroGAS has been receiving notifications for the payment of the study, revision and inspection of works in public spaces levy, which amount to Ps.10.0 million up to October 2004 (included). Due to these notifications MetroGAS has filed appeals for reconsideration before the GCABA.

On November 3, 2004, GCABA notified MetroGAS that all appeals for reconsideration presented on due form were rejected, and granted the Company a 5-day term to expand the appeal lodged alternatively, previous to being presented to the Secretary of Infrastructure and Planning of the GCABA. The expansion to the appeal was presented.

MetroGAS submitted reconsideration appeals with appeals to a higher authority alternatively against each of the monthly claims made by GCABA. The Government of the City of Buenos Aires (GCABA) ruled them negatively during 2003, 2004 and 2005. As a result of this, the foundations of the executive resources were timely broadened.

As of March 29, 2005, GCBA started to reject the executive remedies (periods May/June/July 2004), finishing therefore the administrative appealing way, making it possible for judicial actions to be taken aiming to accomplish the collection of the claimed amounts.

Considering that the administrative way finished, and according to what the regulatory framework rules, ENARGAS will be informed of such circumstance, asking to transfer officially the tax in question to the tariff.

15.4.2 Occupancy of public space levy

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been challenged by the public service companies and has not been paid.

On May 12, 2003, the GCABA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps. 16.3 million, payable by the Company by May 31, 2003. MetroGAS filed an administrative appeal against this claim. In addition, the Company gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by its customers in the City of Buenos Aires of any amounts MetroGAS is required to pay as a result of these claims.

On June 6, 2003, the GCABA sent a Ps. 0.5 million bill of payment for the right to use and occupy public spaces, which corresponded to the second quarter of the year 2003. On June 17, 2003, the original received was returned making reference to the arguments on the appeal from May 27, 2003.

On February 27, 2004, the GCABA sent bills claiming payment of the occupancy of public space tax for the 3rd and 4th quarters of 2003 and 1st quarter of 2004, which amounted to approximately Ps. 1.8 million. The Company will file an administrative appeal against Dirección General de Rentas of GCABA. In addition, the bill for the 2nd period of 2004 was returned to GCABA.

On September 22, 2004, the rejection of administrative appeals, duly presented, with regard to occupational rate of public spaces, was notified to MetroGAS by the GCABA. The claim amounts to Ps. 19.2 million from 1998 to the 2nd quarter of 2004 inclusive. The Resolution of the Treasury of the Government of Buenos Aires, ends the administrative stage and enables the GCABA to begin judicial actions to collect the claimed sums.

On December 2004 the GCABA sent bills of payment for the right to use and occupy public spaces corresponding to the 3rd and 4th quarter of 2004. The Company filed appeals for these new complaints.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

On February 28, 2005, an administrative action and injunction against the Government of the City of Buenos Aires (GCABA)'s decision dated September 22, 2004 was submitted to the Court of First Instance of GCABA.

On March 3, 2005, the Energy Secretariat admitted the appeal submitted by Litoral Gas granting the transfer to tariff of the rate of occupancy of public space levy in Arroyo Seco, Villa Constitución and Venado Tuerto (Santa Fe).

MetroGAS consistently denies legal validity for the occupancy of public space tax and insists that the amount applicable for the study, revision and inspection of works in public spaces should be the one established in the SWA carried out in 1997, which the Company paid regularly.

Notwithstanding the above, MetroGAS has lodged filings before ENARGAS requesting passthrough onto the tariff of the sums claimed for ocuppation of public spaces, while talks with the Government of Buenos Aires continued.

15.5. Filing for Bankruptcy and executives proceedings

15.5.1. Filing for Bankruptcy

  Iaccarino, Edelmira Zulema vs. MetroGAS - Bankruptcy proceeding

  A request for bankruptcy was made against MetroGAS. The Company made a judicial deposit of Ps. 891,080 and therefore the request for bankruptcy was rejected. At present the money is in a long-term deposit, renewable every thirty days under the order of the Court having jurisdiction in this case, waiting for the plaintiff to start the collection of the amount of money previously mentioned.

  Chameris Investments vs. MetroGAS - Bankruptcy procceding

Chameris Investments made a request for bankruptcy. MetroGAS made a judicial deposit of Ps. 1,260,267 and therefore the request for bankruptcy was rejected. At present the money is in a long-term deposit renewable every thirty days under the order of the Court having jurisdiction in the case, waiting for the plaintiff to start the collection of the amount of money previously mentioned.

15.5.2. Executive Proceedings

At the time of these financial statements, the Company maintains certain executory proceedings iniciated by holders of Negotiable Obligations, which are pending resolution.

As a consequence of one of the mentioned lawsuits a bondholder has laid an embargo upon a building belonging to MetroGAS located in the City of Buenos Aires. The net book value of the fixed assets with an embargo amounted to Ps. 2.3 million as of December 31, 2004. Such embargo was raised in the present period.

15.6. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of March 31, 2005.

Vito Sergio Camporeale
Deputy President

EXHIBIT C

METROGAS S.A.

INVESTMENTS

ISSUER	TYPE OF SECURITY	FACE VALUE	QUANTITY	LISTED PRICE AS OF MARCH 31, 2005	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF MARCH 31, 2005	BOOK VALUE AS OF DECEMBER 31, 2004	BOOK VALUE AS OF MARCH 31, 2004
			Thousands		Thousands of Ps.			
CURRENT INVESTMENTS								
Government Securities								
Debt Settlement Bonds of the Province of Buenos Aires (BOCANOBA)	-	-	-	-	-	-	-	9
National Government bonds (BODEN 2012)	-	1.4	16	2.46	39	39	40	31
Bank deposits								
Saving account	-	1	-	2	2	2	1	1
Total					41	41	41	41

Vito Sergio Camporeale
Deputy President

EXHIBIT E

METROGAS S.A.

ALLOWANCES

MAIN ACCOUNT	March 31, 2005				December 31, 2004	March 31, 2004
	AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	73,952	358	-	74,310	73,952	67,509
For obsolescence of materials						
Inventories	846	68	-	914	846	593
Fixed assets	1,438	306	-	1,744	1,438	840
Valuation allowance for fixed assets	10,784	-	-	10,784	10,784	-
Valuation allowance on deferred income tax assets	196,212	-	(16,070)	180,142	196,212	170,632
Total	283,232	732	(16,070)	267,894	283,232	239,574
Included in the liabilities						
Contingencies reserve	1,924	70	-	1,994	1,924	1,922
Total	1,924	70	-	1,994	1,924	1,922

Vito Sergio Camporeale
Deputy President

EXHIBIT F

METROGAS S.A.

OPERATING COST

MAIN ACCOUNT	March 31, 2005	March 31, 2004
Stock at the beginning of the year		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Plus		
Purchases		
Natural Gas	78,404	49,085
Processed Natural Gas	-	2,709
	78,404	51,794
Transportation of Natural Gas	47,314	48,987
Transportation of Processed Natural Gas	494	500
	47,808	49,487
Operating Expenses (Exhibit H)		
Natural Gas	26,218	24,558
Processed Natural Gas	95	82
	26,313	24,640
Less		
Stock at the end of the period		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Operating Cost	152,525	125,921
Natural Gas	151,936	122,630
Processed Natural Gas	589	3,291

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND 2004

SUMMARY OF ACTIVITY REQUIRED BY RESOLUTION No. 368/01 ISSUED BY THE NATIONAL SECURITIES COMMISSION

Basis of Presentation

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved with certain amendments by the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") in accordance with the resolutions of the National Securities Commission ("CNV").

The financial statements for the three-month periods ended March 31, 2005 and 2004 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the three-month periods ended March 31, 2005 and 2004 do not necessarily reflect the proportion of the Company's results for the full years.

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

The rate used for restatement of items was the internal wholesale price index ("IPIM") published by the National Institute of Statistics and Census.

The CPCECABA approved Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its Resolution M.D. No. 5/03. This Technical Pronouncement and the modifications incorporated became effective for financial years beginning on April 1, 2003.

The CNV has adopted this Technical Pronouncement through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

The Argentine Economic Scenario and its impact on the Company

As from the date the Emergency Law and subsequent decrees were passed, the Company's activity has been significantly affected. As described in Note 2 to the financial statements, the Company's management is currently defining and implementing an action plan in order to reverse the severe impact of the scenario on the Company's results of operations. Note 2 to these financial statements describes the economic scenario, the impacts of the Emergency Law and subsequent decrees on the Company and the uncertainties caused on its future results.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On September 30, 1997 National Gas Regulatory Authority ("ENARGAS") issued Resolution No. 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Factor. Under the tariff tables effective between July 1, 1998 and July 1, 2001, the "K" Factor was applied to residential, small and medium-sized commercial and industrial consumers (general P and general G), sub-distributors and compressed natural gas tariffs. As of June 30, 2004 the accumulated "K" Factor included in tariffs amounted to an average rate of 3.1% for each customer category.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved the tariff table without including the US PPI adjustment applicable as from January 1, 2002. Consequently, MetroGAS has filed an administrative action wich resolution is pending as of the date of issuance of these financial statements.

Subsequently, ENARGAS approved temporarily and for the period from May 1 to June 30, 2002, the tariffs expressed in pesos. The tariffs approved corresponded to the price of gas at wellhead for the same period of 2001. ENARGAS extended these tariffs for another month, up to July 31, 2002 and finally ratified them as from August 1, 2002.

Executive Order No. 181 issued on February 13, 2004, created new categories of residential customers (R1, R2 y R3) and Small General Service (P1, P2 y P3). Tariffs applicable to all residential categories and to P1 y P2 categories did not suffer the increase of the gas price at wellhead passed through.

On April 29, 2004, Resolution No. 415 of the Energy Secretariat established the Programme for the Rational Use of Energy, based on incentives and additional charges for excess of consumption. The objective of this programme is to encourage residential and commercial customers to reduce or not to increase their gas consumption with reference to the same period of 2003, in order to have more gas available for industrial use. Residential customers R1, R2, R3, and customers of the P General Service, whose monthly annual average consumption classifies them in the first or second stage of the category, shall be active players of the programme. The programme, valid for one year and extendable upon criterion of the Energy Secretariat, was suspended from September 15, 2004 to April 30, 2005, and resumed from April 15 to September 30, 2005 by Resolution No 624/05 of the Energy Secretariat.

On May 11, 2004 the ENARGAS by means of Resolution No 3,014 approved, on a temporary basis, the Tariff Framework expressed in pesos applicable to the period extending from May 1, 2004 to September 30, 2004.

On October 28, 2004 the ENARGAS by means of Resolution No 3,092 approved, on a temporary basis, the Tariff Framework expressed in pesos applicable to the period extending from October 1, 2004 to April 30, 2005.

The abovementioned Tariff Frameworks contain the values of the price of gas at wellhead which results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed among the Energy Secretariat and natural gas producers.

Analysis of Operations for the three-month period ended March 31, 2005 and 2004

The Company's sales during the three-month period ended March 31, 2005, increased 26.5% and operating costs increased 21.1% compared to the same period of the previous year, thus producing an increase in gross profit of $ 12,316 thousand, amounting to $ 33,523 thousand during the three-month periods ended March 31, 2005 compared to $ 21,207 million in the same period of the previous year.

During the three-month period ended March 31, 2005 an operating income of Ps. 7,862 thousand was recorded compared to Ps. 4,398 thousand recorded in the same period of the previous year.

The Company's net gain for the three-month period ended March 31, 2005 amounted to Ps. 29,421 thousand compared to a net gain of Ps. 1,868 thousand for the same period of the previous year.

Operating results and financial position

Sales

The Company's sales during the three-month period ended March 31,2005 increased by 26.5%, amounting to Ps. 186,048 thousand compared to Ps. 147,128 thousand in the same period of the previous year. Such increase was mainly due to a higher total supplied volume to electric power plants and an increase in the gas value included in the tariffs according to the tariff frameworks approved by ENARGAS on a temporary basis on May 11, 2004 and on October 28, 2004.

Delivered volume to residential customers during the three-month period ended March 31, 2005 decreased by 15.0% compared to the same period of the previous year, due to higher average temperatures recorded in the present period. Furthermore, sales to residential customers decreased by 11.9% from Ps. 59,688 thousand during the first three-month of the year 2005 to Ps. 52,568 thousand in the same period of the year 2004, mainly due to the abovementioned decrease in volumes.

Volume delivered to power plants increased by 28.7% during the first three month of the year 2005 compared to the same period of the previous year while net sales increased by 117.8%. This increase was mainly due to the increase in the electricity demand and lower hydroelectric generation, which affected power plants gas consumption during the first three months of the year 2005 compared to the same period of the previous year.

Volume delivered to industrial, commercial and governmental customers increased by 1.2% during the first three months of the year 2005 compared to the same period of the previous year, while net sales increased by 8.9%. This increase mainly results from the continuous economy recovery, a rate increase according to the provisions of the new tariff schedule issued by ENARGAS in force since May and October 2004 and the renegotiation of several customer contracts.

Volume of CNG delivered during the first three months of the year 2005 increased by 3.5% compared to the same period of the previous year due to an increase in the number of CNG-converted vehicles as a consequence of the lower price of this fuel against its alternatives. Sales of CNG increased by 50.8% during the three-month period ended March 31, 2005 compared to the same period of the previous year, due to the abovementioned increase in volumes delivered, the increase in the gas value included in the tariff of this segment and the impact of the change according to the provisions of the new tariff schedule issued by ENARGAS.

Sales and volume available for processing during the first three months of the year 2005 decreased by 28.1% and 82.2%, respectively, compared to the same period of the previous year, partially offset by an increase in the price of gas.

The following chart shows the Company's sales by customer category for the three-month periods ended March 31, 2005 and 2004, expressed in thousand of pesos:
	For the three- month period ended March 31, 2005	% of Sales	For the three- month period ended March 31, 2004	% of Sales
Gas sales:
Residential	52,568	28.3	59,688	40.6
Power Plants	41,321	22.2	20,814	14.1
Industrial, Commercial and Governmental	25,331	13.6	24,282	16.5
Compressed Natural Gas	25,116	13.5	16,653	11.3
Subtotal	144,336	77.6	121,437	82.5
Transportation and Distribution Services
Power plants	27,373	14.7	10,727	7.3
Industrial, Commercial and Governmental	8,406	4.5	6,709	4.6
Subtotal	35,779	19.2	17,436	11.9
Processed Natural Gas	5,933	3.2	8,255	5.6
Total of Sales	186,048	100.0	147,128	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the three-month periods ended March 31, 2005 and 2004, expressed in millions of cubic meters:
	For the three- month period ended March 31, 2005	% of Volume of Gas Delivered	For the three- month period ended March 31, 2004	% of Volume of Gas Delivered
Gas sales:
Residential	171.4	8.0	201.6	10.7
Power Plants	383.3	18.0	297.9	15.8
Industrial, Commercial and Governmental	160.4	7.5	176.5	9.4
Compressed Natural Gas	165.1	7.7	159.5	8.5
Subtotal	880.2	41.2	835.5	44.4
Transportation and Distribution Services
Power plants	1,089.3	51.0	846.3	45.0
Industrial, Commercial and Governmental	153.5	7.2	133.8	7.1
Subtotal	1,242.8	58.2	980.1	52.1
Processed Natural Gas	11.8	0.6	66.5	3.5
Total volume delivered	2,134.8	100.0	1,882.1	100.0

Operating Costs

Operating costs totaled Ps. 152,525 thousand during the three-month period ended March 31, 2005, representing a 21.1% increase compared to Ps. 125,921 thousand recorded in the same period of the previous year. This increase was mainly attributed to higher gas volumes purchased compared to the same period of the previous year and higher prices of gas purchased as a result of the implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System.

During the first three months of the year 2005, 1,102.2 million of cubic meters were acquired representing an increase of 5.5% with to respect with to the gas volumes purchased in the same period of the year 2004. This increase was mainly due to the increase in volume delivered to power plants and CNG. During the three-month period ended March 31, 2005 gas costs increased by 51.4% mainly due to the increase in volume acquired, and higher prices of gas purchased as a result of the implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System.

Gas transportation costs slightly decreased from Ps. 49,487 thousand during the three-month period ended March 31, 2004 to Ps. 47,808 thousand during the same period of the year 2005. Gas transportation rates have not been increased since January 2002 when the Emergency Law became effective.

During the three-month period ended March 31, 2005 and 2004, the Company capitalized Ps. 551 thousand and Ps. 556 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the three-month period ended March 31, 2005 and 2004, expressed in thousand of pesos:
	For the three- month period ended March 31, 2005	% of Total Operating Expenses	For the three- month period ended March 31, 2004	% of Total Operating Expenses

Gas purchases	78,404	51.4	51,794	41.1
Gas transportation	47,808	31.3	49,487	39.3
Depreciation of Fixed Assets	16,646	11.0	16,727	13.3
Payroll and social contributions	4,751	3.1	4,225	3.4
Operations and maintenance	1,314	0.9	1,332	1.1
Technical operator's fee	1,211	0.8	1,132	0.9
Sundry Materials	795	0.5	532	0.4
Fees for sundry services	481	0.3	440	0.3
Other operating expenses	1,666	1.1	808	0.6
Capitalization of Operating Costs in Fixed Assets	(551)	(0.4)	(556)	(0.4)
Total	152,525	100.0	125,921	100.0

Administrative Expenses

Administrative expenses decreased by 1.9% from Ps. 12,369 thousand during the three-month period ended March 31, 2005 to Ps. 12,131 thousand during the same period of the year 2004. This decrease was mainly due to the reduction in the leases and insurance expenses, partially offset by an increase in payroll and social contributions.

Selling Expenses

Selling expenses increased by 2.2% from Ps. 13,236 thousand during the three-month period ended March 31, 2004 to Ps. 13,530 thousand in the same period of the year 2005. This increase was mainly due to higher taxes, rates and contributions and payroll and social contributions, partially offset by a decrease in the allowance charge for doubtful accounts.

Financing and Holding Results

Financing and holding results for the three-month period ended March 31, 2005 totaled a gain of Ps. 20,117 thousand compared to a gain of Ps. 13,518 thousand in the same period of the previous year.

Such variation was a consequence of the fluctuation in the exchange rate applicable to the financial debt in foreign currency with financial entities out of the Argentine financial system.

Other Income (expenses) net

Other income (expenses) net, for the three-month period ended March 31, 2005 totaled a gain of Ps. 1,442 thousand compared to a gain of Ps. 56 thousand recorded in the same period of the previous year. This increase was mainly generated by larger income from penalties charged to contractors and higher income for fines to registered installers partially offset by lower reimbursements for incidents.

Income Tax

During the three-month period ended March 31, 2005, the Company made no provisions for income tax while in the same period of the previous year a Ps. 7,308 thousand charge had been registered.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 34,689 thousand during the three-month period ended March 31, 2005, while during the same period of the previous year they totaled Ps. 16,948 thousand. The decrease in net cash flows provided by operating activities is mainly due to the increase in the operating income.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 7,300 thousand during the three-month period ended March 31, 2005 compared to Ps. 4,606 thousand used during the same period of the previous year.

Liquidity and capital resources

Financing

As of March 31, 2005, the total indebtedness of the Company was Ps. 1,569,767 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the BCBA decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

On August 12, 2002 MetroGAS made an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

On September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Negotiable Obligations Program an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement. The last deadline expires on May 18, 2005.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as at that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

Capitalization

The Company's total capitalization at March 31, 2005 amounted to Ps. 2,251,929 thousand, consisting of Ps. 1,569,767 thousand short-term debt and shareholders' equity of Ps. 682,162 thousand.

Comparative Balance Sheet

In order to appraise the development of the Company's activities, the chart below sets forth comparative balance sheet information from the Company's financial statements as of March 31, 2005, 2004, 2003, 2002 and 2001, in constant Argentine pesos as of March 1, 2003.
	03.31.05	03.31.04	03.31.03	03.31.02	03.31.01
	Balance Sheet
	Thousands of Ps.
Current Assets	497,820	341,687	214,967	345,625	318,134
Non-current Assets	1,937,395	1,986,279	2,091,058	2,661,578	2,011,127
Total Assets	2,435,215	2,327,966	2,306,025	3,007,203	2,329,261

Current Liabilities	1,739,587	1,541,923	1,416,712	1,309,626	579,572
Non-current Liabilities	13,466	8,457	4,723	1,520,139	454,647
Total Liabilities	1,753,053	1,550,380	1,421,435	2,829,765	1,034,219
Shareholders' Equity	682,162	777,586	884,590	177,438	1,295,042
Total	2,435,215	2,327,966	2,306,025	3,007,203	2,329,261

Comparative Results of Operations

The chart below contains a summary of the statements of operations for the three-month periods ended March 31, 2005, 2004, 2003, 2002 and 2001, in constant Argentine pesos as of March 1, 2003.

03.31.05		03.31.04	03.31.03	03.31.02	03.31.01
Thousands of Ps.

Gross profit	33,523	21,207	11,102	38,286	56,456
Administrative and selling expenses	(25,661)	(26,605)	(28,087)	(53,886)	(47,307)
Operating income (loss)	7,862	(4,398)	(16,985)	(15,600)	9,149
Financial results	20,117	13,518	113,565	(1,647,000)	(14,322)
Other income (expenses) net	1,442	56	39	(51)	(513)
Income (loss) before taxes	29,421	9,176	96,619	(1,662,651)	(5,686)
Income tax	-	(7,308)	2,007	582,158	2,049
Net income (loss)	29,421	1,868	98,626	(1,080,493)	(3,637)

Comparative Statistical Data

The chart below shows a summary of operating data for the three-month periods ended March 31, 2005, 2004, 2003, 2002 and 2001.
	03.31.05	03.31.04	03.31.03	03.31.02	03.31.01
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	1,102,195	1,044,490	552,124	476,495	666,286
Gas contracted by third parties	1,239,495	1,023,979	761,784	1,053,296	900,411
	2,341,690	2,068,469	1,313,908	1,529,791	1,566,697
Volume of gas withheld:
Transportation	(155,067)	(132,612)	(91,548)	(106,163)	(117,934)
Loss in distribution	(51,199)	(50,469)	(38,646)	(20,814)	(18,486)
Transportation and processing gas production	(607)	(3,277)	(711)	(1,400)	(1,106)
Volume of gas delivered	2,134,817	1,882,111	1,183,003	1,401,414	1,429,171

Comparative ratios

The chart below contains certain financial ratios as of March 31, 2005, 2004, 2003, 2002 and 2001.
	03.31.05	03.31.04	03.31.03	03.31.02	03.31.01

Liquidity	0.29	0.22	0.15	0.26	0.55
Solvency	0.39	0.50	0.62	0.06	1.25
Immobilization	0.80	0.85	0.91	0.89	0.86

Other information

The chart below contains information regarding the price per share of the Company's Common Shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	Share Price of ADSs on the New York Stock Exchange (1)
		Ps.	US$
March	2001	0.79	8.00
March	2002	0.75	3.30
March	2003	0.69	2.40
January	2004	1.85	6.00
February	2004	1.67	5.65
March	2004	1.60	5.35
January	2005	1.37	4.45
February	2005	1.36	4.76
March	2005	1.35	4.52

(1) Prices on the last business day of the month.

Outlook of MetroGAS

Based on the economic situation and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will concentrate its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, May 10, 2005.

Vito Sergio Camporeale
Deputy President